SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

June 4, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

Mailstop 3233

100 F Street, N.E.

Washington, DC 20549

Attn:    Sonia Gupta Barros

Re:	Essential Properties Realty Trust, Inc.
Registration Statement on Form S-11
File No. 333-225215

Dear Ms. Barros:

To facilitate review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) of the above-referenced registration statement on Form S-11 (the “Registration Statement”), which relates to the proposed public offering of shares of common stock, $0.01 par value per share, of Essential Properties Realty Trust, Inc. (the “Company”), we have attached as Annex A hereto versions of the following sections of the preliminary prospectus that will form part of an amendment to the Registration Statement: “Distribution Policy,” “Capitalization,” “Dilution,” “Pricing Sensitivity Analysis,” “Principal Stockholders” and “Unaudited Pro Forma Consolidated Financial Statements of Essential Properties Realty Trust, Inc.” The aforementioned sections have been completed using the Company’s current assumptions relating to share count, offering size and the mid-point of the estimated initial public offering price range per share.

Additionally, set forth below are the Company’s responses to the comments from the Staff on the Registration Statement, as set forth in the Staff’s letter dated May 30, 2018. For convenience, each of the Staff’s comments is set forth below with the Company’s response immediately following.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

General

1.	We note your acquisitions from January 1, 2018 to May 18, 2018 and your probable acquisitions. Please tell us how you determined you have complied with Rule 3-14 of Regulation S-X. In your response, please provide us with your significance test calculations.

The Company has reviewed its completed and probable 2018 acquisition activity through June 1, 2018 for transactions involving real estate operations (i.e., acquisitions of property with prior operating history that would subject it to Rule 3-14 of Regulation S-X, but excluding acquisitions of owner-occupied properties and new properties under construction, neither of which have operating histories) and found no transactions with an investment amount (i.e., purchase price plus any assumed debt) that equaled or exceeded $94.2 million (i.e., 10% of the Company’s total assets of $942.2 million as of December 31, 2017). Attached hereto as Exhibit A is a schedule detailing the Company’s completed and probable acquisitions specifying, among other things, investment amount and whether or not each property is owner-occupied or a new property under construction. Specifically, during the period January 1, 2018 through June 1, 2018, the Company acquired 13 properties subject to an existing lease in six separate transactions with an aggregate investment amount of $33.7 million and individual investment amounts ranging from $2.3 million to $8.3 million. Additionally, as of June 1, 2018, the Company was party to a purchase and sale agreement relating to the probable acquisition of six properties subject to an existing lease in one transaction with an investment amount of $5.6 million.

Similarly, the Company considered its completed and probable 2018 acquisition activity through June 1, 2018 in light of the guidance provided in the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), Section 2320, Real Estate Operations–Individually Insignificant Acquisitions, to determine if the aggregate investment amount of all individually insignificant transactions involving real estate operations equals or exceeds 10% of the Company’s total assets as of December 31, 2017. The Company has concluded that the aggregate investment amount of its completed and probable 2018 acquisitions of operating properties, excluding completed or probable acquisitions of owner-occupied properties and new properties under construction (neither of which have operating histories), is $39.3 million, which is less than $94.2 million (i.e., the aggregate investment amount is less than 10% of the Company’s total assets of $942.2 million as of December 31, 2017). For convenience, the Company has not excluded from this calculation property acquisitions that would not require S-X 3-14 financial statements even if individually significant, such as triple-net leased properties covered by Section 2340, Properties Subject to Triple Net Leases—Financial Statements of Significant Lessees, of the Financial Reporting Manual, as permitted by Section 2320.2 of the Financial Reporting Manual.

Finally, the Company has also considered if it has triple-net leased (or agreed to lease) one or more real estate properties to a single lessee/tenant (including in the capacity as guarantor) and such properties represent a significant portion of the Company’s assets, with the result that presentation of lessee financial statements or information would be appropriate, in light of the guidance provided in Section 2340 of the Financial Reporting Manual. Section 2340 of the Financial Reporting Manual specifies that an asset concentration is generally considered “significant” if it exceeds 20% of the registrant’s assets as of its most recent balance sheet. Accordingly, the Company reviewed its portfolio for any tenant concentrations equal to or greater than $197.3 million (i.e., 20% of its total assets as of March 31, 2018) and concluded that it had none. The Company’s largest tenant as of March 31, 2018, Captain D’s LLC, leased 7.1% of its total assets as of such date and, as disclosed in the prospectus, represented 6.8% of the Company’s annualized base rent as of March 31, 2018. The foregoing facts and conclusion include consideration of acquisitions that were completed during 2018 or are considered probable as of June 1, 2018.

Schedule III, page F-36

2.	We note your response to comment 8 from our letter dated March 20, 2018. We continue to note that your reconciliations on page F-45 include unlabeled line items. Please revise your reconciliations to include a description for the unlabeled line items. Refer to Rule 12-28 of Regulation S-X.

The Company acknowledges the ongoing issue relating to unlabeled line items on page F-45. The Company has consulted with its financial printer, who has processed the Company’s EDGAR submissions, and has concluded that this is a result of a recurring transmission error. The Company believes that this error has been resolved and that the line items will be appropriately labeled when it files the next amendment to the Registration Statement.

*        *        *

Please contact the undersigned at (212) 839-8652 at your earliest convenience if you have any comments or questions, as the Company has advised us that, subject to market conditions, it would like to commence the proposed public offering on Monday June 11, 2018, or as soon thereafter as practicable. Thank you for your consideration in this matter.

Very truly yours,

/s/ Bartholomew A. Sheehan

Bartholomew A. Sheehan

cc:    Babette Rosenbaum Cooper, Securities and Exchange Commission

Sandra Hunter Berkheimer, Securities and Exchange Commission

Peter M. Mavoides, Essential Properties Realty Trust, Inc.

Julian Kleindorfer, Latham & Watkins LLP

Lewis Kneib, Latham & Watkins LLP

J. Gerard Cummins, Sidley Austin LLP

ANNEX A

DISTRIBUTION POLICY

We intend to make a pro rata distribution with respect to the period commencing upon the completion of this offering and ending on September 30, 2018, based on a distribution rate of $0.21 per share of common stock for a full quarter. On an annualized basis, this would be $0.84 per share of common stock, or an annualized distribution rate of approximately 5.42% based on the mid-point of the price range set forth on the front cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately 97.2% of our estimated cash available for distribution to stockholders for the twelve months ending March 31, 2019, based on the mid-point of the price range set forth on the front cover of this prospectus. We do not intend to reduce the annualized distribution per share of common stock if the underwriters exercise their option to purchase additional shares. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the twelve months ending March 31, 2019, which we have calculated based on adjustments to our pro forma net income for the twelve months ended March 31, 2018. This estimate was based on our pro forma operating results and does not take into account our long-term business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings for such expenditures. In estimating our cash available for distribution for the twelve months ending March 31, 2019, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. In addition, our estimate of cash available for distribution does not include the approximately $1.6 million to $2.0 million of incremental general and administrative expenses expected to be incurred subsequent to the completion of this offering in order to operate as a public company but that are not reflected in our pro forma net income for the twelve months ended March 31, 2018. It also does not reflect the amount of cash estimated to be used for investing activities, financing activities or other activities, other than reductions in interest expense associated with loan amortization. Any such investing and/or financing activities may have a material and adverse effect on our estimate of cash available for distribution. Because we have made the assumptions described herein in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations, FFO, AFFO, liquidity or financial condition, and we have estimated cash available for distribution for the sole purpose of determining our estimated initial annual distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described herein is not necessarily intended to be a basis for determining future distributions.

We intend to maintain our initial distribution rate for the 12 months following the completion of this offering unless our results of operations, FFO, AFFO, liquidity, cash flows, financial condition, prospects, economic conditions or other factors differ materially from the assumptions used in projecting our initial distribution rate. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate. However, we cannot assure you that our estimate will prove accurate, and actual distributions may therefore be significantly below the expected distributions. Our actual results of operations will be affected by a number of factors, including the revenue received from our properties, our operating expenses, interest expense and unanticipated capital expenditures. We may, from time to time, be required, or elect, to borrow under our revolving credit facility or otherwise to pay distributions.

We cannot assure you that our estimated distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions will be at the sole discretion of our board of directors, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, FFO, AFFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law, including restrictions on distributions under Maryland law, and such other factors as our board of directors deems relevant. For more information regarding risk factors that could materially and adversely affect us and our ability to make cash distributions, see “Risk Factors.” If our operations do not generate sufficient cash flow to enable us to pay our intended or required distributions, we may be required either to fund distributions from working capital, borrow or raise equity or to reduce such distributions. In addition, our charter allows us to issue preferred stock that could have a preference on distributions and could limit our ability to make distributions to our stockholders. Additionally, under certain circumstances, agreements relating to our indebtedness could limit our ability to make distributions to our stockholders.

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay tax at the corporate rate to the extent that it annually distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, see “Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax and we may need to borrow funds to make certain distributions.

The following table sets forth calculations relating to the estimated initial distribution based on our pro forma net income for the twelve months ended March 31, 2018 and is provided solely for the purpose of illustrating the estimated initial distribution and is not intended to be a basis for determining future distributions. Dollar amounts are in thousands except per share amounts.

Pro forma net income for the year ended December 31, 2017	$35,349
Less: pro forma net income for the three months ended March 31, 2017	(13,271)
Add: pro forma net income for the three months ended March 31, 2018	5,661

Pro forma net income for the twelve months ended March 31, 2018	27,739
Add: estimated net increases in contractual rental revenue(1)	17,639
Less: net decreases in contractual rental revenue due to tenant lease expirations and other vacancies(2)	(297)
Less: estimated recurring capital expenditures(3)	(25)
Less: estimated leasing and brokerage costs(4)	(242)
Add: real estate depreciation and amortization	30,802
Add: other depreciation and amortization	4
Less: net accretion of market ground lease intangibles included in property expenses	(379)
Add: non-cash impairment charges(5)	1,526
Add: non-cash interest expense(6)	2,715
Less: net effect of non-cash rental revenue(7)	(9,425)
Add: net reduction to interest expense associated with the amortization of indebtedness(8)	233
Add: non-cash compensation expense(9)	4,540

Estimated cash flows from operating activities for the twelve months ending March 31, 2019	$74,830
Less: estimated amount of tenant construction reimbursement obligations and tenant loan commitment(10)	(15,965)
Less: scheduled principal payments on indebtedness(11)	(7,715)

Estimated cash available for distribution for the twelve months ending March 31, 2019	$51,150
Our stockholders’ share of estimated cash available for distribution(12)	$35,423
Non-controlling interests’ share of estimated cash available for distribution(13)	$15,727
Estimated initial annual distribution per share of common stock	$0.84
Total estimated initial annual distribution to stockholders(14)	$34,421
Payout ratio(15)	97.2%

(1)	Represents contractual increases in rental revenue from:

•	scheduled fixed rent increases;

•	contractual increases based on changes in the CPI (including (a) increases that have already occurred but were not in effect for the entire twelve months ended March 31, 2018 and (b) actual increases that have occurred from April 1, 2018 through June 1, 2018; and

•	net increases from new leases or renewals that were not in effect for the entire twelve months ended March 31, 2018 or that will go into effect during the twelve months ending March 31, 2019 based upon leases entered into through June 1, 2018.

(2)

Represents decreases in rental revenue due to leases that (a) expired or were terminated during the twelve months ended March 31, 2018 or the period April 1, 2018 through June 1, 2018, in each case that were not re-leased as of June 1, 2018 or (b) will expire during the twelve months ending March 31, 2019; provided, that, we have assumed lease renewals at current rates for three leases expiring during the twelve months ending March 31, 2019 where we have no knowledge of an intent not to renew the lease and the rent coverage ratio is 1.5x or greater. Assuming these three leases were not renewed, contractual rental revenue (and therefore our estimated cash available for distribution) for the twelve months ending March 31, 2019 would be $0.1 million less.
(3)	Represents estimated recurring capital expenditures to be made during the twelve months ending March 31, 2019. Substantially all of our properties are triple-net leased to tenants who are required to pay all property-level operating expenses; accordingly, we have historically had limited capital expenditure requirements. For the period from March 30, 2016 (commencement of operations) to December 31, 2016 and the three months ended March 31, 2018, we had no capital expenditures. For the year ended December 31, 2017, we had non-recurring capital expenditures of $48,000.
(4)	Represents the estimated amount of leasing commissions and brokerage costs for the twelve months ending March 31, 2019 for closed or probable acquisitions and properties where we do not expect the tenants to renew their leases upon expiration.
(5)	Represents non-cash impairment charges recognized on real estate investments during the twelve months ended March 31, 2018 on a pro forma basis.
(6)	Represents non-cash interest expense associated with:

•	the amortization of deferred financing costs related to our outstanding indebtedness; and

•	the amortization of deferred financing costs related to the upfront fees and other costs incurred in connection with the new revolving credit facility and included in our pro forma net income for the twelve months ended March 31, 2018.

(7)	Represents net non-cash rental revenues associated with the net straight-line adjustment to rental revenue, the amortization of above- and below-market lease intangibles and capitalized lease incentives.
(8)	Represents net reductions in pro forma contractual interest expense for the twelve months ending March 31, 2019 due to reductions in outstanding principal amount of indebtedness arising from principal amortization payments on our pro forma indebtedness as of March 31, 2018.
(9)	Represents non-cash stock-based compensation expense related to equity based awards granted to certain members of our management, directors and employees and included in our pro forma net income for the twelve months ended March 31, 2018.
(10)	Represents estimated amount of tenant construction reimbursement obligations and a tenant loan commitment to be funded during the twelve months ending March 31, 2019.
(11)	Represents scheduled principal amortization during the twelve months ending March 31, 2019 for indebtedness outstanding as of March 31, 2018 on a pro forma basis.
(12)	Based on an estimated ownership by our company of approximately 69.3% of the general and limited partner interests in our operating partnership, based on the mid-point of the price range set forth on the front cover of this prospectus.
(13)	Represents the share of our estimated cash available for distribution for the twelve months ending March 31, 2019 that is attributable to the holders of limited partner interests in our operating partnership other than us, based on the mid-point of the price range set forth on the front cover of this prospectus.
(14)	Based on a total of 40,976,901 shares of our common stock expected to be outstanding upon completion of this offering and the concurrent private placement of common stock, based on the mid-point of the price range set forth on the front cover of this prospectus and subject to adjustment as provided under “Pricing Sensitivity Analysis.”

(15)	Calculated as total estimated initial annual distribution to stockholders divided by our stockholders’ share of estimated cash available for distribution for the twelve months ending March 31, 2019. If the underwriters exercise in full their option to purchase additional shares, our total estimated initial annual distribution to stockholders would be $38.5 million and our payout ratio would be 105.2%.

CAPITALIZATION

The following table sets forth our historical capitalization as of March 31, 2018 and our pro forma capitalization as of March 31, 2018 to give effect to this offering, the concurrent Eldridge private placement, the formation transactions and the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus, based on the mid-point of the price range set forth on the front cover of this prospectus. This table should be read in conjunction with the sections entitled “Use of Proceeds,” “Selected Consolidated Historical and Pro Forma Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Pricing Sensitivity Analysis” and our historical and pro forma financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2018
	Historical	Pro Forma
	(In thousands, except share and per share amounts)
Debt:
New revolving credit facility(1)	$—	$—
Secured borrowings, net of deferred financing costs	510,138	510,138
Notes payable to related party	225,000	—
Members’/Stockholders’ Equity:
Preferred stock, $0.01 par value per share; no shares authorized, no shares issued and outstanding, actual; 150,000,000 shares authorized, no shares issued and outstanding, pro forma	—	—
Common stock, $0.01 par value per share; no shares authorized, no shares issued and outstanding, actual; 500,000,000 shares authorized and 40,976,901 shares issued and outstanding, pro forma(2)	—	410
Additional paid in capital	—	583,792

Total stockholders’ equity	—	584,202

Members’ equity	232,753	—

Noncontrolling interest	—	239,166

Total Capitalization	$967,891	$1,333,506

(1)	We expect to have a $300 million unsecured revolving credit facility upon completion of this offering.
(2)	Pro forma common stock outstanding includes (a) 32,500,000 shares of our common stock to be issued in this offering, (b) 7,785,611 shares of our common stock to be issued to Eldridge in the concurrent private placement of common stock (based on the mid-point of the price range set forth on the front cover of this prospectus, subject to adjustment as provided in “Pricing Sensitivity Analysis”) and (c) 691,290 shares of restricted common stock to be granted to our directors, executive officers and other employees in connection with the completion of this offering pursuant to the Equity Incentive Plan. Excludes (i) 4,875,000 shares of our common stock issuable upon the exercise in full of the underwriters’ option to purchase additional shares and (ii) 2,808,710 shares of our common stock issuable in the future under the Equity Incentive Plan, as more fully described in “Executive Compensation—Narrative Disclosure Regarding Employment Agreements and Post-Termination Arrangements—2018 Equity Incentive Plan.” In connection with our formation, EPRT Holdings, LLC made an initial investment in us of $100 in exchange for 100 shares of our common stock. Such shares will be repurchased by us at or prior to the closing of the offering for $100.

DILUTION

Dilution After This Offering

Purchasers of our common stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value per share of our common stock from the initial public offering price. Net tangible book value per share represents the amount of total tangible assets less total tangible liabilities, divided by the number of outstanding shares of common stock, assuming the exchange of OP units for shares of our common stock on a one-for-one basis. As of March 31, 2018, we had a net tangible book value of approximately $189.9 million, or $10.60 per share. After giving effect to the sale of our common stock by us in this offering, the concurrent Eldridge private placement, the application of the aggregate net proceeds received by us from these offerings, completion of the formation transactions and the other adjustments described in the unaudited pro forma consolidated financial statements included elsewhere in this prospectus, our pro forma net tangible book value as of March 31, 2018 would have been $778.9 million, or $13.16 per share of common stock (assuming the exchange of OP units for shares of common stock on a one-for-one basis). This amount represents an immediate increase in net tangible book value of $2.56 per share to our continuing investors and an immediate dilution in pro forma net tangible book value of $2.34 per share from the public offering price of $15.50 per share of common stock to our new investors. The following table illustrates this per share dilution.

Initial public offering price per share		$15.50
Net tangible book value per share as of March 31, 2018(1)	$10.60
Net increase in net tangible book value per share attributable to the formation transactions, this offering, the concurrent Eldridge private placement and other pro forma adjustments	$2.56

Pro forma net tangible book value per share after the formation transactions, this offering, the concurrent Eldridge private placement and other pro forma adjustments(2)		$13.16

Dilution in pro forma net tangible book value per share to new investors(3)		$2.34

(1)	Net tangible book value per share as of March 31, 2018 was determined by dividing the net tangible book value as of March 31, 2018 of $189.9 million by the 17,913,592 OP units to be received by continuing investors in the formation transactions, assuming the exchange of OP units for shares of common stock on a one-for-one basis.
(2)	The pro forma net tangible book value per share after the formation transactions, this offering, the concurrent Eldridge private placement and other pro forma adjustments was determined by dividing net tangible book value of approximately $778.9 million by 59,169,398 shares of common stock and OP units to be outstanding after the formation transactions, this offering, the concurrent Eldridge private placement and other pro forma adjustments, assuming the exchange of OP units for shares of common stock on a one-for-one basis. This excludes the shares that may be issued by us upon exercise of the underwriters’ option to purchase additional shares, the related proceeds and additional common stock reserved for future issuance under the Equity Incentive Plan.
(3)	The dilution in pro forma net tangible book value per share to new investors was determined by subtracting pro forma net tangible book value per share after the formation transactions, this offering, the concurrent Eldridge private placement and other pro forma adjustments from the assumed initial public offering price paid by a new investor for our common stock.

Assuming the underwriters exercise their option to purchase additional shares of common stock in full, our pro forma net tangible book value as of March 31, 2018 would have been $854.4 million, or $13.34 per share of common stock (assuming the exchange of OP units for shares of common stock on a one-for-one basis). This represents an immediate dilution in pro forma net tangible book value of $2.16 per share of common stock to new investors.

Differences Between New Investors and Continuing Investors

The table below summarizes, as of March 31, 2018, on a pro forma basis after giving effect to the formation transactions, this offering and the concurrent Eldridge private placement, the differences between the number of shares of common stock and OP units to be received by the continuing investors in connection with the formation transactions and the new investors purchasing shares in this offering and the concurrent Eldridge private placement, the total consideration paid and the average price per share of common stock or OP unit paid by the continuing investors in connection with the formation transactions and paid in cash by the new investors purchasing shares in this offering and the concurrent Eldridge private placement (based on the net tangible book value attributable to the existing investors in the formation transactions).

	Common Stock/OP units Issued/Granted		Pro Forma Net Tangible Book Value of Contribution/Cash(1)		Average Price Per Share
	Number	Percentage	Amount	Percentage
	($ in thousands, except per share amounts)
Continuing investors(2)	17,913,592	30.2%	$190,341	23.2%	$10.63
New investors and restricted share grants(3)	41,255,806	69.8%	628,750	76.8%	$15.24

Total	59,169,398	100.0%	$819,091	100.0%

(1)	Represents pro forma net tangible book value as of March 31, 2018 after giving effect to the formation transactions, this offering and the concurrent Eldridge private placement.
(2)	Includes 17,913,592 OP units to be issued in connection with the formation transactions.
(3)	Includes 32,500,000 shares of common stock to be sold in this offering, 7,785,611 shares of common stock and 278,905 OP units to be sold in the concurrent Eldridge private placement of common stock and an aggregate of 691,290 restricted shares of common stock to be granted to certain of our directors, executive officers and other employees concurrently with the completion of this offering (the common stock and OP units to be sold in the concurrent Eldridge private placement are subject to adjustment as provided in “Pricing Sensitivity Analysis”). In connection with our formation, EPRT Holdings, LLC made an initial investment in us of $100 in exchange for 100 shares of our common stock. Such shares will be repurchased by us at or prior to the closing of the offering for $100.

PRICING SENSITIVITY ANALYSIS

Throughout this prospectus, we provide certain information based on the assumption that we price our shares at the mid-point of the price range set forth on the front cover of this prospectus. However, certain of this information will be affected if the actual price per share in this offering is different from that mid-point.

In connection with the completion of this offering, Eldridge will invest $125 million in a private placement of shares of common stock and, if such investment would result in Eldridge holding more than 19.0% of the common stock to be outstanding immediately after completion of this offering and the concurrent Eldridge private placement, such investment will be made in shares of common stock and OP units, at a price per share and per share and unit, if applicable, equal to the initial public offering price per share of common stock in this offering (without payment of any underwriting discounts). Eldridge’s investment in the concurrent private placement will be allocated so that it will purchase up to 19.0% of the common stock to be outstanding immediately after completion of this offering and the concurrent Eldridge private placement, with any balance of this additional investment amount to be made in OP units. The following table sets forth certain information about our common stock and OP units, assuming different initial public offering prices within the price range set forth on the front cover of this prospectus and no exercise of the underwriters’ option to purchase additional shares.

	Assumed Initial Price Per Share / OP Unit
	$14.00	$14.50	$15.00	$15.50	$16.00	$16.50	$17.00
Common Stock
Shares of common stock to be issued in this offering	32,500,000	32,500,000	32,500,000	32,500,000	32,500,000	32,500,000	32,500,000
Shares of common stock to be purchased by Eldridge in the concurrent private placement of common stock	7,785,611	7,785,611	7,785,611	7,785,611	7,785,611	7,575,758	7,352,941

Total shares of common stock outstanding(1)	40,976,901	40,976,901	40,976,901	40,976,901	40,976,901	40,767,048	40,544,231

OP units
OP units to be issued to EPRT Holdings, LLC	17,913,592	17,913,592	17,913,592	17,913,592	17,913,592	17,913,592	17,913,592
OP units to be purchased by Essential Properties Realty Trust, Inc.	40,976,901	40,976,901	40,976,901	40,976,901	40,976,901	40,767,048	40,544,231
OP units to be purchased by Eldridge in the concurrent private placement of OP units	1,142,960	835,078	547,722	278,905	26,889	—	—

Total OP units outstanding	60,033,453	59,725,572	59,438,215	59,169,398	58,917,382	58,680,640	58,457,823

Common stock ownership percentages after this offering, the concurrent private placement of common stock and issuances pursuant to our Equity Incentive Plan
Percentage owned by public	79.3%	79.3%	79.3%	79.3%	79.3%	79.7%	80.2%
Percentage owned by Eldridge	19.0%	19.0%	19.0%	19.0%	19.0%	18.6%	18.1%
Percentage owned by directors, executive officers and other employees	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%	1.7%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

OP unit ownership percentages after this offering and the concurrent private placement of OP units
Percentage owned by EPRT Holdings, LLC	29.8%	30.0%	30.1%	30.2%	30.4%	30.5%	30.6%
Percentage owned by Eldridge	1.9%	1.4%	1.0%	0.5%	0.1%	—	—
Percentage owned by Essential Properties Realty Trust, Inc.	68.3%	68.6%	68.9%	69.3%	69.5%	69.5%	69.4%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

	Assumed Initial Price Per Share / OP Unit
	$14.00	$14.50	$15.00	$15.50	$16.00	$16.50	$17.00
Other Information
Cash and cash equivalents	$112,821,000	$128,096,000	$143,371,000	$158,646,000	$173,921,000	$189,196,000	$204,471,000
Our stockholders’ share of estimated cash available for distribution(2)	$34,913,519	$35,093,496	$35,263,157	$35,423,364	$35,574,886	$35,535,486	$35,475,969
Total estimated initial annual distribution to stockholders(3)	$34,420,597	$34,420,597	$34,420,597	$34,420,597	$34,420,597	$34,244,320	$34,057,154
Payout ratio(4)	98.6%	98.1%	97.6%	97.2%	96.8%	96.4%	96.0%

(1)	Includes an aggregate of 691,290 shares restricted common stock issued to our directors, executive officers and other employees under our Equity Incentive Plan.
(2)	Based on the interest in the operating partnership to be owned by Essential Properties Realty Trust, Inc.
(3)	Based on shares of common stock expected to be outstanding upon completion of this offering and the concurrent private placement of common stock and an estimated initial annual distribution per share of common stock of $0.84 (which we do not intend to change based on the assumed initial prices per share / OP unit presented in this table).
(4)	Calculated as total estimated initial annual distribution to stockholders divided by our stockholders’ share of estimated cash available for distribution for the twelve months ending March 31, 2019.

Any change in our initial public offering price above the maximum price reflected in the above table would increase the purchase price for the common stock that Eldridge will purchase in the concurrent private placement of common stock, and, because Eldridge’s aggregate investment in the concurrent private placement will not increase, the number of OP units that it will purchase in the concurrent private placement of OP units, if any, would decrease. Conversely, any change in our initial public offering price below the minimum price reflected in the above table would decrease the purchase price for the common stock that Eldridge will purchase in the concurrent private placement of common stock, and, because Eldridge’s aggregate investment in the concurrent private placement will not decrease, the number of OP units that it will purchase in the concurrent private placement of OP units, if any, would increase.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock, including shares of our common stock into which OP units are exchangeable, immediately following the completion of this offering, the concurrent Eldridge private placement and the formation transactions for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock, (2) each of our directors, director nominees and named executive officers and (3) all of our directors, director nominees and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the date hereof or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Essential Properties Realty Trust, Inc., 47 Hulfish Street, Suite 210, Princeton, New Jersey 08542. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name of Beneficial owner	Number of Shares and OP units Beneficially Owned	Percentage of All Shares(1)
Greater than 5% Stockholders
Eldridge Industries, LLC(2)	8,064,516	13.6%
EPRT Holdings, LLC(3)	17,913,592	30.2%
Director, Director Nominees and Named Executive Officers
Paul T. Bossidy	7,742	*
Peter M. Mavoides	290,323	*
Gregg A. Seibert	225,806	*
Hillary P. Hai	40,323	*
Todd J. Gilbert	—	*
Anthony D. Minella	—	*
Stephen D. Sautel	7,742	*
Joyce DeLucca	7,742	*
Scott A. Estes	7,742	*

All Director, Director Nominees and Executive Officers as a Group (9 persons)	587,420	1.00%

*	Represents less than 1.0%.
(1)	Assumes 40,976,901 shares of our common stock and 18,192,497 OP units (excluding OP units held by us) are outstanding immediately following this offering and that such units have been exchanged for common stock on a one-for-one basis.

(2)	Consists of 7,785,611 shares of our common stock beneficially owned directly and indirectly by Eldridge Industries, LLC and 278,905 OP units beneficially owned directly and indirectly by Eldridge Industries, LLC. Todd L. Boehly, the indirect controlling member of Eldridge Industries, LLC, may be deemed to have voting and dispositive power with respect to the shares and OP units beneficially owned directly and indirectly by Eldridge Industries, LLC. The address of Eldridge Industries, LLC is 600 Steamboat Road, Greenwich, CT 06830. While the amount of Eldridge’s aggregate investment in the concurrent Eldridge private placement will not change, the aggregate number of, and the allocation of this amount between, shares of our common stock and OP units will vary depending on the actual initial public offering price of shares of common stock in this offering as described herein. See “Pricing Sensitivity Analysis.” The information in this table assumes an initial public offering price of $15.50 per share, which is the mid-point of the price range set forth on the front cover of this prospectus.
(3)	Consists of 17,913,592 OP units beneficially owned by EPRT Holdings, LLC. As of March 31, 2018, certain members of management and other continuing investors own a 1.6% interest in EPRT Holdings, LLC and Eldridge Industries, LLC indirectly owns a 98.4% interest in EPRT Holdings, LLC. EPRT Holdings, LLC is indirectly controlled by Eldridge Industries, LLC. Todd L. Boehly, the indirect controlling member of Eldridge Industries, LLC, may be deemed to have voting and dispositive power with respect to the OP units beneficially owned by EPRT Holdings, LLC. The address of Eldridge Industries, LLC is 600 Steamboat Road, Greenwich, CT 06830.

Essential Properties Realty Trust, Inc.

Unaudited Pro Forma Consolidated Financial Statements

As used in these unaudited pro forma consolidated financial statements, unless the context otherwise requires, “we,” “us,” and “our company” mean Essential Properties Realty Trust LLC, a Delaware limited liability company, which we refer to as our predecessor or EPRT LLC, for the periods presented and Essential Properties Realty Trust, Inc. and its consolidated subsidiaries upon consummation of this offering, the concurrent Eldridge private placement and the formation transactions, in each case, as described below.

Prior to completion of this offering, the concurrent Eldridge private placement and the formation transactions, our business was owned by and conducted directly and indirectly through EPRT LLC. EPRT LLC is principally owned indirectly by, and is controlled by, Eldridge Industries, LLC, or Eldridge, a private investment firm specializing in providing both equity and debt capital that has historically provided a substantial portion of our equity funding and will have an ownership interest in our company of approximately 43.9% on a fully diluted basis (based on the mid-point of the price range set forth on the front cover of this prospectus). Certain members of our senior management team also held interests in EPRT LLC. On December 31, 2017, the owners of EPRT LLC contributed all of their interests in EPRT LLC to a newly formed Delaware limited liability company, EPRT Holdings, LLC, in exchange for interests in EPRT Holdings, LLC with the same rights as the interests they held in EPRT LLC.

Upon completion of this offering, the concurrent Eldridge private placement and the formation transactions, we will hold substantially all of our assets, and will conduct substantially all of our operations, through our operating partnership, Essential Properties, L.P. Our wholly-owned subsidiary, Essential Properties OP G.P., LLC, will be the sole general partner of our operating partnership.

2017 Net Investment Activity

During 2017:

•	we completed 212 property acquisitions with an aggregate purchase price of $527.1 million (including transaction costs), or our 2017 completed acquisitions;

•	we reimbursed three of our tenants for an aggregate of $7.5 million in construction costs that they incurred in connection with construction projects at three of our properties (one of which we fully funded in the amount of $3.5 million) in exchange for contractually specified rent that generally increases proportionally with our funding, or our 2017 funded tenant construction reimbursement obligations; and

•	we completed 47 property dispositions with an aggregate sale price, net of transaction costs, of $53.6 million, or our 2017 completed dispositions.

We collectively refer to our 2017 completed acquisitions, our 2017 funded tenant construction reimbursement obligations and our 2017 completed dispositions as our 2017 net investment activity.

2018 Net Investment Activity

First Quarter 2018 Net Investment Activity

During the period from January 1, 2018 through March 31, 2018:

•	we completed 25 property and three land parcel acquisitions with an aggregate purchase price of $59.0 million (including transaction costs), or our first quarter 2018 completed acquisitions;

•	we reimbursed four of our tenants for $4.5 million in construction costs that they incurred in connection with construction at four of our properties in exchange for contractually specified rent that generally increases proportionally with our funding, or our first quarter 2018 funded tenant construction reimbursement obligations;

•	we funded $0.6 million of a tenant loan commitment, or our first quarter 2018 funded tenant loan commitment; and

•	we completed property dispositions with an aggregate sale price, net of disposition costs, of $7.7 million, or our first quarter 2018 completed dispositions.

Second Quarter 2018 Net Investment Activity

During the period from April 1, 2018 through June 1, 2018:

•	we completed 35 property acquisitions with an aggregate purchase price of $79.7 million (including transaction costs), or our second quarter 2018 completed acquisitions and, together with our first quarter 2018 completed acquisitions, our 2018 completed acquisitions;

•	we reimbursed three of our tenants for $1.3 million in construction costs that they incurred in connection with construction at three of our properties (one of which we fully funded in the amount of $1.7 million) in exchange for contractually specified rent that generally increases proportionally with our funding, or our second quarter 2018 funded tenant construction reimbursement obligations and, together with our first quarter 2018 funded tenant construction reimbursement obligations, our 2018 funded tenant construction reimbursement obligations;

•	we funded $0.3 million of a tenant loan commitments, or our second quarter 2018 funded tenant loan commitment and, together with our first quarter 2018 funded tenant loan commitment, our 2018 funded tenant loan commitment; and

•	we completed property dispositions with an aggregate sale price, net of disposition costs, of $9.4 million, or our second quarter 2018 completed dispositions and, together with our first quarter 2018 completed dispositions, our 2018 completed dispositions.

As of June 1, 2018:

•	we had 51 properties under contract that are considered probable of acquisition with an aggregate purchase price of $127.4 million (excluding estimated transaction costs), or our probable acquisitions;

•	we had two properties under contract that are considered probable of disposition with an aggregate sale price of $2.7 million (excluding estimated transaction costs), or our probable dispositions;

•	we had aggregate unfunded tenant construction reimbursement obligations totaling $13.3 million with respect to four of our properties, or our remaining tenant construction reimbursement obligations; and

•	we had an unfunded tenant loan commitment of $2.7 million, or our remaining tenant loan commitment.

We collectively refer to our second quarter 2018 completed and probable acquisitions, our second quarter 2018 funded and remaining tenant construction reimbursement obligations, our second quarter 2018 funded and remaining loan commitment and our second quarter 2018 completed and probable dispositions as our second quarter 2018 net investment activity. In addition, we collectively refer to our 2018 completed and probable acquisitions, our 2018 funded and remaining tenant construction reimbursement obligations, our 2018 funded and remaining tenant loan commitment and our 2018 completed and probable dispositions as our 2018 net investment activity.

Consummation of each of our 2018 probable acquisitions and dispositions is subject to customary closing conditions, including completion of our and our counterparty’s respective due diligence processes, and no assurance can be given that we will complete our 2018 probable acquisitions or dispositions on the terms described above or at all. In addition, no assurance can be given that funding of our remaining tenant construction reimbursement obligations and tenant loan commitment will be completed by any particular date.

Pre-Offering Equity Investment

In January 2018, Eldridge made a $50.0 million equity investment in EPRT Holdings, LLC, or the pre-offering equity investment. Proceeds from the pre-offering equity investment were used to repay short-term notes issued to an affiliate of Eldridge.

This Offering

We will sell 32,500,000 shares of our common stock in this offering and an additional 4,875,000 shares of our common stock if the underwriters exercise their option to purchase additional shares of our common stock in full. We estimate that the net proceeds to us from this offering will be approximately $463.5 million, or $534.6 million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and other estimated expenses, in each case, based on an assumed initial public offering price of $15.50 per share, which is the mid-point of the price range set forth on the front cover of this prospectus. These unaudited pro forma financial statements assume no exercise by the underwriters of their option to purchase additional shares.

Concurrent Eldridge Private Placement

Concurrently with the completion of this offering, Eldridge will invest $125.0 million in shares of common stock and, if such investment would represent more than 19.0% of our outstanding shares of common stock, in shares of common stock and units in our operating partnership, or the concurrent Eldridge private placement, at a price per share and per share and unit, if applicable, equal to the initial public offering price per share of common stock in this offering (without payment of any underwriting discount). Eldridge’s investment in the concurrent Eldridge private placement will be allocated so that it will purchase up to 19.0% of the common stock to be outstanding immediately after completion of this offering and the concurrent Eldridge private placement, with the balance of this additional investment amount to be made in OP units. Assuming an initial public offering price of $15.50 per share, which is the mid-point of the price range set forth on the front cover of this prospectus, Eldridge will purchase 7,785,611 shares of our common stock and 278,905 OP units in the concurrent Eldridge private placement. See “Pricing Sensitivity Analysis.”

Formation Transactions

Through the formation transactions, the following have occurred or will occur prior to or concurrently with the completion of this offering.

•	Essential Properties Realty Trust, Inc. was formed by EPRT Holdings, LLC as a Maryland corporation on January 12, 2018.

•	Essential Properties OP G.P., LLC was formed by Essential Properties Realty Trust, Inc. as a Delaware limited liability company on March 16, 2018, or, together with the formation of Essential Properties Realty Trust, Inc., the entity organization transactions.

•	Prior to the completion of this offering, EPRT LLC will convert from a Delaware limited liability company into a Delaware limited partnership, change its name to Essential Properties, L.P. and adopt the Agreement of Limited Partnership pursuant to which, among other things, our wholly-owned subsidiary, Essential Properties OP G.P., LLC, will become Essential Properties, L.P.’s sole general partner.

•	In connection with EPRT LLC’s conversion into a Delaware limited partnership, EPRT Holdings, LLC’s interest in EPRT LLC will be converted into 17,913,592 OP units.

•	We will contribute the net proceeds from this offering and the concurrent private placement of common stock to Eldridge in exchange for 40,976,901 OP units (or 45,851,901 OP units if the underwriters exercise their option to purchase up to an additional 4,875,000 shares of our common stock in full), representing a 69.3% ownership interest in the operating partnership (71.6% if the underwriters exercise their option to purchase up to an additional 4,875,000 shares of our common stock in full), with EPRT Holdings, LLC and Eldridge holding 30.2% and 0.5% ownership interests in the operating partnership, respectively (28.0% and 0.4% if the underwriters exercise their option to purchase up to an additional 4,875,000 shares of our common stock in full) (in each case, based on the mid-point of the price range set forth on the front cover of this prospectus).

Concurrently with the completion of this offering, we and our operating partnership expect to enter into a revolving credit facility that will be available for general corporate purposes, including for funding future acquisitions. Affiliates of certain of the underwriters are expected to be lenders under our new revolving credit facility.

We expect our operating partnership to use the net proceeds received from us and in any concurrent private placement of OP units (i) to repay short-term notes with an aggregate principal balance of approximately $428.0 million issued to an affiliate of Eldridge and (ii) for general corporate purposes, including potential future investments. These short term notes accrue interest at an annual rate equal to LIBOR plus a spread of between 2.14% and 2.76% (with a weighted average annual interest rate of 3.83% as of March 31, 2018) and mature on various dates throughout 2018 and 2019 (with a weighted average maturity of 245 days as of March 31, 2018).

The unaudited pro forma consolidated financial statements as of and for the three months ended March 31, 2018 and for the year ended December 31, 2017 are presented as if (i) our second quarter 2018 net investment activity, (ii) this offering and related use of proceeds, (iii) the concurrent Eldridge private placement and related use of proceeds, (iv) the formation transactions (other than the entity organizational transactions) and (v) certain other adjustments had all occurred on March 31, 2018 for the unaudited pro forma consolidated balance sheet and (i) our 2017 net investment activity, (ii) our 2018 net investment activity, (iii) the pre-offering equity investment and related use of proceeds, (iv) this offering and related use of proceeds, (v) the concurrent Eldridge private placement and related use of proceeds, (vi) the formation transactions and (vii) certain other adjustments had all occurred on January 1, 2017 for the unaudited pro forma consolidated statements of operations.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements of our predecessor, including the notes thereto, and other financial information and analysis, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in this prospectus. The unaudited pro forma consolidated financial statements (i) are based on available information and assumptions that we deem reasonable; (ii) are presented for informational purposes only; (iii) do not purport to represent our financial position or results of operations or cash flows that would actually have occurred assuming completion of our second quarter 2018 net investment activity, this offering and related use of proceeds, the concurrent Eldridge private placement and related use of proceeds, the formation transactions (other than the entity organizational transactions) and other adjustments described above had all occurred on March 31, 2018 for the unaudited pro forma consolidated balance sheet or completion of our 2017 net investment activity, our 2018 net investment activity, the pre-offering equity investment, this offering and related use of proceeds, the concurrent Eldridge private placement and related use of proceeds, the formation transactions or other adjustments described above had all occurred on January 1, 2017 for the unaudited pro forma consolidated statements of operations; and (iv) do not purport to be indicative of our future results of operations or our financial position.

ESSENTIAL PROPERTIES REALTY TRUST, INC.

Unaudited Pro Forma Consolidated Balance Sheet

as of March 31, 2018

(Dollar amounts in thousands)

	Essential Properties Realty Trust, Inc. (A)	Essential Properties Realty Trust LLC (B)	Second Quarter 2018 Completed and Probable Acquisitions (C)		Second Quarter 2018 Funded and Remaining Tenant Construction Reimbursement Obligations (C)		Second Quarter 2018 Funded and Remaining Tenant Loan Commitment (C)		Second Quarter 2018 Completed and Probable Dispositions (D)		Consolidated Balance Sheet Prior to the Offering and Concurrent Eldridge Private Placement	Proceeds from Offering and Concurrent Eldridge Private Placement (E)		Use of Proceeds from Offering and Concurrent Eldridge Private Placement (F)		Other Pro Forma Adjustments			Company Pro Forma
ASSETS
Investments:
Real estate investments, at cost:
Land and improvements	$	$296,081		$79,710		$2,151	$			$(1,681)	$376,261	$		$		$			$376,261
Building and improvements		616,389		125,241		19,356				(2,228)	758,758								758,758
Lease incentive		2,275									2,275								2,275
Construction in progress		7,042				(7,042)					—								—
Intangible lease assets		63,761		2,544						(251)	66,054								66,054

Total real estate investments, at cost		985,548		207,495		14,465		—		(4,160)	1,203,348		—		—		—		1,203,348
Less: accumulated depreciation and amortization		(31,310)								260	(31,050)								(31,050)

Total real estate investments, net		954,238		207,495		14,465		—		(3,900)	1,172,298		—		—		—		1,172,298
Direct financing lease receivables, net		2,707									2,707								2,707
Real estate investments held for sale, net		5,885								(5,885)	—								—

Net investments		962,830		207,495		14,465		—		(9,785)	1,175,005		—		—		—		1,175,005
Cash and cash equivalents		1,842		(7,470)		2,535		(7)		4,126	1,026		588,525		(428,000)		(2,905)	(G)	158,646
Restricted cash		9,329		(16,602)						7,832	559								559
Straight-line rent receivable, net		7,148								(83)	7,065								7,065
Prepaid expenses and other assets, net		5,444						3,007			8,451						2,905	(G)	11,356

Total assets	$	$986,593		$183,423		$17,000		$3,000		$2,090	$1,192,106		$588,525		$(428,000)		$—		1,352,631

LIABILITIES AND EQUITY
Secured borrowings, net of deferred financing costs	$	$510,138	$		$		$		$		$510,138	$		$		$			$510,138
Notes payable to related party		225,000		183,000		17,000		3,000			428,000				(428,000)				—
Intangible lease liabilities, net		12,425		423							12,848								12,848
Intangible lease liabilities held for sale, net		—									—								—
Accrued liabilities and other payables		6,277									6,277								6,277

Total liabilities		753,840		183,423		17,000		3,000		—	957,263		—		(428,000)		—		529,263

Commitments and contingencies		—									—								—
Common stock		—									—		410						410
Additional paid in capital		—									—		583,792						583,792
Retained earnings		—									—								—
Equity in Essential Properties Realty Trust LLC		232,753								2,090	234,843						(234,843)	(H)	—
Non-controlling interest		—									—		4,323				234,843	(H)	239,166

Total equity		232,753		—		—		—		2,090	234,843		588,525		—		—		823,368

Total liabilities and equity	$	$986,593		$183,423		$17,000		$3,000		$2,090	$1,192,106		$588,525		$(428,000)		$—		$1,352,631

ESSENTIAL PROPERTIES REALTY TRUST, INC.

Unaudited Pro Forma Consolidated Statement of Operations

For the Three Months Ended March 31, 2018

(Dollar amounts in thousands, expect share and per share amounts)

	Essential Properties Realty Trust, Inc. (AA)	Essential Properties Realty Trust LLC (BB)	2018 Completed and Probable Acquisitions (CC)	2018 Funded and Remaining Tenant Construction Reimbursement Obligations (CC)	2018 Funded and Remaining Tenant Loan Commitment (CC)		2018 Completed and Probable Dispositions (DD)	Other Pro Forma Adjustments		Company Pro Forma
Revenues:
Rental revenue	$	$20,075	$5,173	$447	$		$(155)	$		$25,540
Interest income on direct financing lease receivables		62								62
Other revenue		66				64				130

Total revenues		20,203	5,173	447		64	(155)	—		25,732

Expenses:
Interest		8,276		53				(259)	(EE)	6,619
								(1,451)	(FF)
General and administrative		3,386						1,159	(HH)	4,545
Property expenses		347	(7)				(33)			307
Depreciation and amortization		6,468	1,402	157			(91)			7,936
Provision for impairment of real estate		1,849					(1,185)			664

Total expenses		20,326	1,395	210		—	(1,309)	(551)		20,071

Income (loss) before gain on dispositions of real estate		(123)	3,778	237		64	1,154	551		5,661
Gain on dispositions of real estate, net		1,232					(1,232)			—

Net income (loss)	$	$1,109	$3,778	$237		$64	$(78)	551		$5,661

Less: net income attributable to non-controlling interests								(1,740)	(II)	(1,740)

Net income attributable to stockholders								$(1,189)		$3,920

Pro forma weighted average common shares outstanding – basic										40,976,901
Pro forma weighted average common shares outstanding – diluted										59,169,398
Pro forma basic earnings (loss) per share										$0.10	(JJ)
Pro forma diluted earnings (loss) per share										$0.10	(KK)

ESSENTIAL PROPERTIES REALTY TRUST, INC.

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2017

(Dollar amounts in thousands, except share and per share amounts)

	Essential Properties Realty Trust, Inc. (AA)	Essential Properties Realty Trust LLC (BB)	2017 Completed Acquisitions (LL)	2017 Completed Dispositions (MM)	2018 Completed and Probable Acquisitions (CC)	2018 and 2017 Funded and Remaining Tenant Construction Reimbursement Obligations (CC)	2018 Funded and Remaining Tenant Loan Commitment (CC)		2018 Completed and Probable Dispositions (DD)	Other Pro Forma Adjustments			Company Pro Forma
Revenues:
Rental revenue	$	$53,373	$25,671	$(2,030)	$22,604	$2,807	$		$(1,235)	$			$101,190
Interest income on direct financing lease receivables		293		(3)									290
Other revenue		832						286					1,118

Total revenues		54,498	25,671	(2,033)	22,604	2,807		286	(1,235)		—		102,597

Expenses:

Interest		22,574									(509)	(EE)	26,361
											(1,517)	(FF)
											5,813	(GG)

General and administrative		8,936									4,637	(HH)	13,573
Property expenses		1,547		(146)	(28)				(134)				1,239
Depreciation and amortization		19,516	5,394	(925)	6,196	792			(480)				30,343
Provision for impairment of real estate		2,377							(1,416)				961

Total expenses		54,950	5,394	(1,071)	6,168	792		—	(2,030)		8,424		72,627

Income (loss) before gain on dispositions of real estate		(452)	20,277	(962)	16,436	2,015		286	795		(8,424)		29,970
Gain on dispositions of real estate, net		6,748							(1,369)				5,379

Net income (loss)	$	$6,296	$20,277	$(962)	$16,436	$2,015		$286	$(574)		(8,424)		$35,349

Less: net income attributable to non-controlling interests											(10,869)	(II)	(10,869)

Net income attributable to stockholders											$(19,293)		$24,481

Pro forma weighted average common shares outstanding – basic													40,976,901
Pro forma weighted average common shares outstanding – diluted													59,169,398
Pro forma basic earnings (loss) per share													$0.60	(JJ)
Pro forma diluted earnings (loss) per share													$0.60	(KK)

1. Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

The adjustments to the unaudited pro forma consolidated balance sheet as of March 31, 2018 are as follows:

(A)	Reflects the audited historical balance sheet of Essential Properties Realty Trust, Inc. as of March 31, 2018. Essential Properties Realty Trust, Inc. has had no operating activity since its formation on January 12, 2018, other than the issuance of 100 shares of common stock for an aggregate purchase price of $100 in connection with its initial capitalization, which was paid on January 17, 2018. These 100 shares will be repurchased by us at or prior to the closing of the offering for $100.

(B)	Reflects the unaudited historical consolidated balance sheet of our predecessor as of March 31, 2018. Prior to the completion of this offering, EPRT LLC will convert from a Delaware limited liability company into a Delaware limited partnership, change its name to Essential Properties, L.P. and adopt the Agreement of Limited Partnership pursuant to which, among other things, our wholly-owned subsidiary, Essential Properties OP G.P., LLC, will become Essential Properties, L.P.’s sole general partner. As a result, our predecessor’s assets and liabilities will be reflected at their historical cost basis.

(C)	During the period from April 1, 2018 through June 1, 2018, we completed 35 property acquisitions with an aggregate purchase price of $79.7 million (including transaction costs). As of June 1, 2018, we had 51 properties under contract that are considered probable of acquisition with an aggregate purchase price of $127.4 million (excluding estimated transaction costs). In addition, during the period from April 1, 2018 through June 1, 2018, we reimbursed $1.3 million of our tenant construction reimbursement obligations, with an estimated aggregate remaining amount of tenant construction reimbursement obligations of $13.3 million as of June 1, 2018. During the same period, we also funded $0.3 million of a tenant loan commitment, with a remaining unfunded loan commitment of $2.7 million as of June 1, 2018.

Our completed and probable acquisitions will be accounted for as asset acquisitions because there was no substantive process acquired in any of the acquisitions and substantially all of the fair value of the individual acquisitions is concentrated in a single identifiable asset or group of similar identifiable assets. In addition, costs incurred for our tenant construction reimbursement obligations and tenant loan commitment that are directly related to properties under construction, which include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs and real estate taxes and insurance, are capitalized during the period of construction as construction in progress. Once major construction activity has ceased, the costs capitalized to construction in progress are transferred to land and improvements and buildings and improvements as the cost of the property.

The following table presents information about our second quarter 2018 completed and probable acquisitions, including a preliminary purchase price allocation to the assets acquired or expected to be acquired and liabilities assumed or expected to be assumed, as well as an estimated allocation to land and improvements and buildings and improvements of the capitalized costs incurred or expected to be incurred prior to substantial completion of our second quarter 2018 funded and remaining tenant construction reimbursement obligations (dollars in thousands):

	Second Quarter 2018 Completed Acquisitions	Probable Acquisitions	Second Quarter 2018 Funded and Remaining Tenant Construction Reimbursement Obligations	Total
Number of properties	35	51	5

Allocation of purchase price:
Land and improvements	$28,766	$50,944	$2,151	$81,861
Building and improvements	48,825	76,416	19,356	144,597
Construction in progress	—	—	(7,042)	(7,042)
Intangible lease assets	2,544	—	—	2,544

Assets acquired	80,135	127,360	14,465	221,960

Intangible lease liabilities	(423)	—	—	(423)

Liabilities assumed	(423)	—	—	(423)

Investment amount (including transaction costs)	$79,712	$127,360	$14,465	$221,537

The fair value of the tangible assets of an acquired property with an in-place operating lease is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to the tangible assets based on the fair value of the tangible assets.

The fair value of in-place leases is determined by considering estimates of carrying costs during the expected lease-up periods, current market conditions, as well as costs to execute similar leases based on the specific characteristics of each tenant’s lease, including leasing commissions, legal and other related expenses. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which primarily range from six to 12 months.

The fair value of above- or below-market leases is recorded based on the net present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between the contractual amount to be paid pursuant to the in-place lease and our estimate of the fair market lease rate for the corresponding in-place lease, measured over the remaining non-cancelable term of the lease, including any below-market fixed rate renewal options for below-market leases.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including real estate valuations prepared by independent valuation firms. We also consider other information and factors, including market conditions, the industry that the tenant operates in, characteristics of the real estate (i.e., location, size, demographics, value and comparative rental rates), tenant credit profile and the importance of the location of the real estate to the operations of the tenant’s business. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. We use the information obtained as a result of our pre-acquisition due diligence as part of our consideration of the accounting standard governing asset retirement obligations and, when necessary, will record a asset retirement obligation as part of the purchase price allocation.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of operations. The final purchase price allocation will be determined when we have completed our valuations and calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

(D)	During the period from April 1, 2018 through June 1, 2018, we completed property dispositions with an aggregate sale price, net of disposition costs, of $9.4 million. As of June 1, 2018, we had two properties under contract that are considered probable of disposition with an aggregate sale price of $2.7 million (excluding estimated transaction costs). This adjustment reflects removal of the historical carrying value (including accumulated depreciation and amortization) of our second quarter 2018 completed and probable dispositions.

(E)	Reflects the sale of 32,500,000 shares of common stock in this offering at a public offering price of $15.50 per share, which is mid-point of the price range set forth on the front cover of this prospectus, net of underwriting discounts and other estimated offering expenses payable by us, and the sale of 7,785,611 shares of common stock and 278,905 OP units with an aggregate purchase price of $125.0 million in the concurrent Eldridge private placement at a price per share and per unit equal to the initial public offering price per share of common stock in this offering (without payment of any underwriting discounts).

(in thousands)
Gross proceeds from concurrent Eldridge private placement	$125,000
Gross proceeds from this offering	503,750
Underwriting discounts	(30,225)

Proceeds before offering expenses payable by us	598,525

Offering expenses payable by us(1)	(10,000)

Net proceeds from the concurrent Eldridge private placement and this offering	$588,525

(1)	Includes offering costs of $3.0 million on our predecessor’s consolidated balance sheet as of March 31, 2018.

Eldridge’s investment in the concurrent Eldridge private placement will be allocated so that it will purchase up to 19.0% of the common stock to be outstanding immediately after completion of this offering and the concurrent Eldridge private placement, with the balance of this additional investment amount to be made in OP units. Assuming an initial public offering price of $15.50 per share, which is the mid-point of the price range set forth on the front cover of this prospectus, Eldridge will purchase 7,785,611 shares of our common stock and 278,905 OP units in the concurrent Eldridge private placement.

(F)	Reflects the use of the net proceeds from this offering and the concurrent Eldridge private placement to repay approximately $428.0 million of short-term notes issued to an affiliate of Eldridge, with the balance of such net proceeds held in cash and available for general corporate purposes, including potential future investments.

(G)

Reflects the payment of approximately $2.9 million of lender fees in connection with the closing of the unsecured revolving credit facility that we expect to enter into upon completion of this offering. A group of lenders has provided aggregate commitments for an unsecured revolving credit facility allowing borrowings of up to $300 million. We expect the facility to have a term of four (4) years. We also expect the facility to have an accordion feature that may allow us to increase the availability under the facility by an additional $200 million, subject to meeting specified requirements and obtaining additional commitments from lenders. We intend to use the facility to fund new investments and for general corporate purposes, including working capital. Deferred financing costs related to the establishment of our unsecured revolving credit facility are deferred and amortized to interest expense over the term of the facility and are included in prepaid expenses and other assets, net.

(H)	Reflects the elimination of our predecessor’s members’ equity of $234.8 million and the rebalancing of this equity to non-controlling interests.

2. Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations

The adjustments to the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2018 and the year ended December 31, 2017 are as follows:

(AA)	Essential Properties Realty Trust, Inc. has had no operating activity since its formation on January 12, 2018, other than the issuance of 100 shares of common stock for an aggregate purchase price of $100 in connection with its initial capitalization, which was paid on January 17, 2018. These 100 shares will be repurchased by us at or prior to the closing of the offering for $100.

(BB)	Reflects the historical consolidated statement of operations of our predecessor for the three months ended March 31, 2018 and the year ended December 31, 2017. As discussed in Note B, prior to the completion of this offering, EPRT LLC will convert from a Delaware limited liability company into a Delaware limited partnership, change its name to Essential Properties, L.P. and adopt the Limited Partnership Agreement pursuant to which, among other things, our wholly-owned subsidiary, Essential Properties OP G.P., LLC, will become Essential Properties, L.P.’s sole general partner. As a result, our predecessor’s assets and liabilities will be reflected at their historical cost basis.

(CC)	Reflects aggregate rental revenue from our 2018 completed and probable acquisitions, our 2018 funded and remaining tenant construction reimbursement obligations and tenant loan commitment and our 2017 funded tenant construction reimbursement obligations for the period prior to acquisition or completion of funding based on contractually specified cash base rent for these properties or loan terms in effect on the date of acquisition or completion of funding, respectively, recorded on a straight-line basis, assuming completion of the acquisition or funding had occurred on January 1, 2017. We amortize acquired above- and below-market leases as a decrease or increase to rental revenue, respectively, over the lives of the respective leases.

During the period from January 1, 2018 through June 1, 2018, we completed 60 property and three land parcel acquisitions with an aggregate purchase price of $138.7 million (including transaction costs). As of June 1, 2018, we had 51 properties under contract that are considered probable of acquisition with an aggregate purchase price of $127.4 million (excluding estimated transaction costs). In addition, we reimbursed $5.8 million of our tenant construction reimbursement obligations during the period from January 1, 2018 through June 1, 2018, with an estimated aggregate remaining amount of tenant construction reimbursement obligations of $13.3 million as of June 1, 2018. During the same period, we funded $0.9 million of a tenant loan commitment with a remaining unfunded loan commitment of $2.7 million as of May 18, 2018.

This adjustment also reflects aggregate depreciation and amortization expense for the period prior to acquisition or completion of funding, which has been calculated on a straight-line basis based on the estimated useful lives of up to 40 years for buildings and 15 years for site improvements and, with respect to acquired in-place leases, the remaining terms of the respective leases.

(DD)	Reflects the removal of aggregate rental revenue and property expenses from our 2018 completed and probable dispositions for the period prior to disposition, assuming the disposition had occurred on January 1, 2017. During the period from January 1, 2018 through June 1, 2018, we completed property dispositions with an aggregate sale price, net of disposition costs, of $17.1 million. As of June 1, 2018, we had two properties under contract that are considered probable of disposition with an aggregate sale price of $2.7 million (excluding estimated transaction costs).

(EE)	Reflects a reduction in interest expense of $0.3 million for the three months ended March 31, 2018 and $0.5 million for the year ended December 31, 2017 related to the repayment of $50.0 million of short-term notes issued to an affiliate of Eldridge with the proceeds from the $50.0 million pre-offering equity investment made by Eldridge in EPRT Holdings, LLC in January 2018 as if such repayment took place on January 1, 2017.

(FF)	Reflects a reduction in interest expense of $1.8 million for the three months ended March 31, 2018 and $3.0 million for the year ended December 31, 2017 related to the repayment of $428.0 million of indebtedness with the net proceeds from this offering and the concurrent Eldridge private placement described in Note F, partially offset by an increase in interest expense of $0.4 million for the three months ended March 31, 2018 and $1.5 million for the year ended December 31, 2017 associated with the unused fee related to the new unsecured revolving credit facility that we expect to enter into in connection with the consummation of this offering and the formation transactions as if such repayment took place on and such facility was entered into on January 1, 2017. The new unsecured revolving credit facility is expected to require that we pay fees equal to a percentage of any unused portion of our borrowing capacity under the facility, and these fees are recorded as interest expense. This adjustment also includes the amortization of known deferred financing costs related to the new unsecured revolving credit facility, which is recorded as interest expense. No assurance can be given that we will close on the new unsecured revolving credit facility based on this proposed timing, or at all.

(GG)	Reflects an increase in interest expense of $5.8 million due to the full year 2017 impact of interest expense associated with the issuance of $248.1 million of notes under our Master Trust Funding Program in July 2017, the net proceeds from which were used to partially fund our 2017 completed acquisitions described in Note CC, as if such issuance took place on January 1, 2017. These notes accrue interest at a weighted-average annual fixed interest rate of 4.16%.

(HH)	Reflects expected equity-based compensation expense associated with the grant of an aggregate of 691,290 shares of restricted common stock to our directors, executive officers and other employees in connection with the completion of this offering pursuant to the Equity Incentive Plan. We recognize equity-based compensation on a straight-line basis over the requisite service period of each award. Compensation costs on these awards are expected to be recognized over a weighted average vesting period of 2.96 years. In addition, as a result of the offering, the concurrent Eldridge private placement and the formation transactions, general and administrative expense is expected to increase by $0.1 for the three months ended March 31, 2018 and $0.5 for the year ended December 31, 2017. The increase is comprised of estimated additional costs relating to director and officer insurance, director’s fees and additional payroll. We expect to incur additional general and administrative expenses of approximately $1.6 million to $2.0 million that are not a current contractual obligation or otherwise factually supportable, which are comprised primarily of legal, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters.

(II)	Reflects the allocation of net income to the noncontrolling interests and stockholders’ equity.

(JJ)	Pro forma basic earnings per share is calculated by dividing pro forma consolidated net income attributable to our stockholders by the number of shares of common stock and restricted common stock issued in this offering and the concurrent private placement of common stock to Eldridge.

(KK)	Pro forma diluted earnings per share is calculated by dividing pro forma consolidated net income by the number of shares of common stock, restricted common stock and OP units issued in this offering, the Eldridge concurrent private placement and the formation transactions.

(LL)	During 2017, we completed 212 property acquisitions with an aggregate purchase price of $527.1 million (including transaction costs). This adjustment reflects the aggregate rental revenue from our 2017 completed acquisitions for the period prior to acquisition based on contractually specified cash base rent under leases for these properties in effect on the date of acquisition recorded on a straight-line basis, assuming completion of the acquisition had occurred on January 1, 2017. We amortize acquired above- and below-market leases as a decrease or increase to rental revenue, respectively, over the lives of the respective leases. This adjustment also reflects aggregate depreciation and amortization expense for the period prior to acquisition, which has been calculated on a straight-line basis based on the estimated useful lives of up to 40 years for buildings and 15 years for site improvements and, with respect to acquired in-place leases, the remaining terms of the respective leases.

(MM)	During 2017, we completed 47 property dispositions with an aggregate sale price, net of transaction costs, of $53.6 million. This adjustment reflects removal of aggregate rental revenue and property expenses from our 2017 completed dispositions for the period prior to disposition, assuming the disposition had occurred on January 1, 2017.

EXHIBIT A

	Essential Properties Realty Trust, Inc. 2018 Real Estate Acquisition Summary (Completed and Probable)

Transaction ID	Property Count	Date Acquired	Investment Amount ($ in thousands)	% of 12/31/17 Total Assets
2018-01	3	1/4/2018	4,632	*
2018-02	1	1/19/2018	2,594	#
2018-03	1	1/24/2018	1,004	*
2018-04	4	1/26/2018	9,231	*
2018-05	1	1/31/2018	864	#
2018-06	5	2/8/2018	6,767	0.72%
2018-07	2	2/16/2018	5,118	*
2018-08	1	2/16/2018	2,308	0.24%
2018-09	1	3/1/2018	4,851	*
2018-10	3	3/9/2018	5,067	*
2018-11	1	3/13/2018	4,140	0.44%
2018-12	1	3/22/2018	5,045	0.54%
2018-13	1	3/22/2018	2,856	#
2018-14	1	3/29/2018	1,257	*
2018-15	1	3/29/2018	1,978	*
2018-16	1	3/29/2018	1,331	*
2018-17	2	4/5/2018	6,444	*
2018-18	1	4/9/2018	2,104	*
2018-19	4	4/20/2018	8,334	0.88%
2018-20	1	4/26/2018	3,442	*
2018-21	3	5/1/2018	3,035	*
2018-22	1	5/10/2018	7,116	0.76%
2018-23	3	5/17/2018	5,244	*
2018-24	5	5/17/2018	10,554	*
2018-25	1	5/18/2018	1,980	*
2018-26	1	5/24/2018	478	#
2018-27	13	6/1/2018	31,193	*
2018-28	13	Probable	42,090	*
2018-29	26	Probable	37,300	*
2018-30	1	Probable	3,325	*
2018-31	3	Probable	35,483	*
2018-32	1	Probable	3,042	*
2018-33	1	Probable	1,500	*
2018-34	6	Probable	5,560	0.59%

	114		267,267	4.17%

Total

*	Acquired properties were owner-occupied prior to the Company’s acquisition and therefore have no operating history.
#	Acquired properties are new properties under construction and therefore have no operating history.